                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                                Dril-Quip, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  262037 10 4
                        ------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 262037 10 4                                 Page 2 of 8 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)


      Larry E. Reimert
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            3,449,570

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,449,570

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,449,570
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12

      IN
------------------------------------------------------------------------------

  CUSIP NO. 262037 10 4                                 Page 3 of 8 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)


      Reimert Family Partners, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            3,413,045

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,413,045

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,413,045
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      19.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12

      PN
------------------------------------------------------------------------------

Item 1.

     Item 1(a) Name of Issuer:                Dril-Quip, Inc.

     Item 1(b) Address of Issuer's            13550 Hempstead Highway
               Principal Executive Offices:   Houston, Texas 77040


Item 2.

     Item 2(a) Name of Person(s) Filing:      Larry E. Reimert and
                                              Reimert Family Partners, Ltd.

     Item 2(b) Address of Principal           13550 Hempstead Highway
               Business Office:               Houston, Texas 77040

     Item 2(c) Citizenship:                   U.S. (Reimert Family Partners,
                                              Ltd. is a limited partnership
                                              organized under the laws of the
                                              State of Texas)

     Item 2(d) Title of Class of Securities:  Common Stock

     Item 2(e) CUSIP Number:                  262037 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a) [_]  Broker or dealer registered under section 15 of the Act.

     (b) [_]  Bank as defined in section 3(a)(6) of the Act.

     (c) [_]  Insurance company as defined in section 3(a)(19) of the Act.

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940.

     (e) [_]  Investment Adviser in accordance with
              (S)240.13d-1(b)(1)(ii)(E).

     (f) [_]  Employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F).

     (g) [_]  Parent holding company or control person, in accordance with
              (S)240.13d-1(b)(ii)(G).

     (h) [_] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [_] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

     (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned by Larry E. Reimert:     3,449,570(1)(2)(3)

     (b)  Percent of Class Beneficially Owned by
          Larry E. Reimert:                                      20.0%(1)(2)(3)

     (c)  Number of shares as to which Larry E. Reimert has:

          (i)   Sole power to vote or to direct the vote:    3,449,570(1)(2)(3)

          (ii)  Shared power to vote or to direct the vote:          None

          (iii) Sole power to dispose or to direct the
                disposition of:                              3,449,570(1)(3)

          (iv)  Shared power to dispose or to direct the
                disposition:                                         None

     (d)  Amount Beneficially Owned by Reimert Family
          Partners, Ltd.:                                    3,413,045(2)(3)

     (e)  Percent of Class Beneficially Owned by Reimert
          Family Partners, Ltd.:                                 19.8%(2)(3)

     (f) Number of shares as to which Reimert Family Partners, Ltd. has:

          (i)   Sole power to vote or to direct the vote:    3,413,045(2)(3)

          (ii)  Shared power to vote or to direct the vote:          None

          (iii) Sole power to dispose or to direct the
                disposition of:                              3,413,045(2)(3)

          (iv)  Shared power to dispose or to direct the
                disposition:                                         None

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         Not Applicable

Explanation of Responses:

     (1) Includes (i) 455 shares of Common Stock owned directly by Mr. Reimert and (ii) 36,070 shares of Common Stock subject to exercisable options.

     (2) Does not include 6,969,340 shares of Common Stock (including exercisable options to buy shares of Common Stock), with respect to Mr. Reimert, or 7,005,865 shares of Common Stock, with respect to Reimert Family Partners, Ltd., owned by certain stockholders of Dril-Quip, Inc. (the "Issuer") who are parties to the Stockholders' Agreement dated October 17, 1997 (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement, certain stockholders of the Issuer have agreed to vote shares of common stock, par value $.01 per share, of the Issuer held by each of them for the election of nominees to the Board of Directors proposed by each of (i) Larry E. Reimert and Reimert Family Partners, Ltd., (ii) Gary D. Smith and Four Smith's Company, Ltd. and
(iii) J. Mike Walker. The parties to the Stockholders' Agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing herein shall constitute an affirmance that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by such parties. Such parties would, as of January 31, 2000, be deemed to beneficially own an aggregate of 10,418,910 shares of Common Stock, or approximately 60.0% of the total number of shares reported to be outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 1999. Each of Mr. Reimert and Reimert Family Partners, Ltd. disclaims the beneficial ownership of any Common Stock owned by such other parties.

     (3) Includes 3,413,045 shares of Common Stock owned directly by Reimert Family Partners, Ltd., as to which Mr. Reimert, as its managing general partner, exercises sole voting and dispositive power. Because Mr. Reimert exercises sole voting and dispositive power with respect to these shares, he may be deemed to be an indirect beneficial owner of these shares for purposes of Rule 13d-3.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 7, 2000


                                    /s/ Larry E. Reimert
                                    --------------------------
                                    Larry E. Reimert


                                    REIMERT FAMILY PARTNERS, LTD.



                                    By:  /s/ Larry E. Reimert
                                       ------------------------
                                        Larry E. Reimert,
                                        its Managing General Partner

                                   AGREEMENT

     The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, that the
Schedule 13G to which this Agreement is attached is filed on behalf of each of the undersigned.



                                    /s/ Larry E. Reimert
                                    --------------------------
                                    Larry E. Reimert


                                    REIMERT FAMILY PARTNERS, LTD.



                                    By:  /s/ Larry E. Reimert
                                       ----------------------
                                        Larry E. Reimert,
                                        its Managing General Partner